Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet related to the transaction:

G. MICHAEL SIEVERT (Twitter @SievertMike)

•

Tweet: Our merger with Sprint means combined-co resources that will enable New @TMobile to bring our brand of wireless industry competition (& improvement) to a new level. And ALL US wireless customers will be the beneficiaries! Key info: http://newtmobile.com [link to Silicon Valley Business Journal article below]

Why the T-Mobile, Sprint merger is good for competition

By Joe Madden, Silicon Valley Business Journal, August 9, 2018

Even though AT&T’s purchase of Time Warner remains in question — a judge cleared the mega-merger, but the Justice Department is appealing the decision — Wall Street is sizing up the next big telecom deal: a merger of T-Mobile and Sprint. But will the federal government allow them to become one?

In the past, the government has rejected similar deals, using the theory that four competitors are necessary to ensure competition in the marketplace. But that theory doesn’t smell right. When we look at other countries with four major competitors, it’s clear that the additional competition has not resulted in superior mobile networks.

Take France, Italy and Spain as examples. In these countries, the governments have actively engaged to maintain at least four mobile telcos. Each operator collects between $15 and $25 per month for mobile service. On the other hand, in countries with three operators such as Japan and Korea, the average monthly bill is between $31 and $42 per month.

We pay for electricity, water, gas and other utilities based on usage, and regulators make decisions in almost every market based on the consumer cost per unit. Why would telecom be any different?

Egghead economists have already stopped reading. They’re starting to write me hate mail, to say that my conclusion defies economic theory. But in Silicon Valley, we learned long ago that technology advancement has much stronger influence over costs than anything else. This is not Econ 101. It’s actually a kindergarten class taught in Silicon Valley’s School of Hard Knocks.

My team has been tracking the cost of mobile networks since the 1990s. While the commodity products covered in your Econ 101 course have increased in nominal prices by about 300 percent since 1992, the nationwide cost of mobile data has dropped by 96 percent. Why? Every new generation of mobile technology reduces network cost by a factor of 6, giving us a chart that looks like “Moore’s Law for Mobile Networks.”

5G technology gives the mobile operators a clear path to another 6x reduction in retail pricing. Mobile operators are shooting for new revenue from “cord cutters” that want mobile connections for heavy-duty Netflix or HBO binges. After all, why pay your cable provider $50 per month if your “unlimited” mobile plan gives you hundreds of gigabytes without throttling? The simple conclusion is that any policy that accelerates 5G will be good for the consumer.

As a combined company, T-Mobile and Sprint will be in position to take advantage of 5G technology. Sprint has wideband spectrum which is ideal for 5G services, but lacks the capital to roll out a nationwide network on its own. The combined company will be able to raise the billions of dollars needed to add significant capacity to the nationwide 5G network already underway at T-Mobile. When this happens, Verizon, AT&T, Comcast and others will be forced to invest more in 5G as well.

The mobile players need to move to 5G, because they also have new competition encroaching on the mobile market. Comcast offers mobile services now. Charter is launching a mobile service later this month. With new spectrum available soon, they will be able to roll out their own 4G infrastructure over the next year.

Don’t forget Dish and the satellite internet providers. All of these segments were separate ten years ago, but new technologies have reduced costs for everyone, allowing at least 8 companies to compete for everyday wireless communications.

American antitrust laws were written to govern commodity products like oil and steel. In technologies that have changed very little for the last hundred years, the policy of keeping four competitors active in those markets made sense. In this case, technology is moving quickly, so a merger will increase competition and reduce prices.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Excerpts of transcript of T-Mobile all-employee webcast related to the transaction:

* * *

Neville Ray: So, but what I’m excited about is with the new T-Mobile and what we do with Sprint, we have the opportunity to go from speeds that average, and we lead, about 30 megabits per second, today, just over 30. We’re talking five, six years from now, we would be delivering 450 megabits per second.

* * *

We have a massive network platform now. The combination with Sprint can create something that the two biggest incumbents can never match, it will take them a lifetime to do what we can do. So, super exciting what we’ve got underway, speeds that are incredible. This week, we’ve made a major commitment. We’ve made some history. And so, I want to run you a quick little short video that came out from Reuters and then I’ll just say a few comments on the back of that, if we could roll that video, please?

* * *

Listen, it’s so hard for me to express what this means that we’re doing here. We’re in the middle of a $150 billion dollar merger. We’re hitting on all cylinders in the business that we have in our hands that is something that we can play with. However, we also have this thing that we’re about to do that is going to take this company and this country to a whole different level and that’s the amazing part of what’s going on today.

I wanted to give you a quick update on what’s going on in Washington, what’s going on with the deal. I’ll give you just a few highlights, we can talk a little bit about it in Q&A but you’re probably getting the feel. This is not something we’re going to talk about on a day-to-day basis, we’re going to focus and work. But obviously have been spending personally, with a number of others, … time in Washington. It’s tracked very closely. I told the analysts today I am very confident that the more and more our regulators in Washington hears about what it is we’re going to do and why it’s pro-competitive and why the country needs it and why it’s good for customers everywhere that they will approve this deal in a timely fashion as is. That’s about the only update I gave. I will tell you what’s fascinating. That chart that you saw of the companies that we had two times the growth of, don’t lose sight of the fact these are the biggest companies in the world, with almost unlimited amounts of money and they can’t come close to beating you. …Oh, my word, when we put these companies together and we get the network capability of what we’re going to decide they are screwed! Now, fascinating, us, little ol’ T-Mobile. That company that people thought was dead five or six years ago. The focus of Washington is about how do we protect this national treasure. The concerns in Washington are we can’t let anything happen to stop the Un-carrier from un-carriering the country.

* * *

Now, this broad and deep 5G network, this penetration in rural America, these speeds that are mind-blowing, this in-home broadband competition, the things that we’re going to do, are amazing. So, what’s the status? We filed, and my word, thanks, an amazing work to so many people. We filed a 700-page public interest statement with the FCC on June 18th. Just to give you an idea of how long, how Washington moves, our June 18th filing was accepted by them on July 18th. We’re starting a 180-day clock, a clock in which they will take public comments and then they will act. As I said, the public interest statement is out on public notice and everybody can comment and then we’ll have a chance to go through.

And fascinating, this Monday, the S-4, which is a major filing with Securities and Exchange Commission, went out. And that, I can’t tell you how much work goes into this and how many people in every aspect of our legal department, finance department, just so many people have done detail. So that’s going, that’s all going well, according to schedule. And I would say in this process, you usually live to survive, right? And for three months now we’ve been out telling a story that more and more and more is being understood. And if you take today’s results and you play the tape forward to what’s coming when we’re able to close this transaction, most importantly, what you’re doing as a company is making sure that our value and our power maintains itself until we put those companies together and then it just goes to an entirely different spot.

* * *

Speaker: I think my question’s going to be directed toward Neville. It’s going into the process of streamlining the internet service providers. What are we going to be doing to play hardball with Comcast?

Neville Ray: For what reason?

Speaker: To be able to provide internet services to everybody.

Neville Ray: Ah, right. You mean for our network or for general, for customers?

Speaker: General customers.

Neville Ray: Yeah, I mean so, if you look at our 5G plans and what we want to go do, and the broadband story that’s there, we can absolutely go and attack the cable guys, Comcast, the whole shooting match, very, very aggressively. And it’s not just one ISP connectivity. When you think about what we’re going to do with bundling Layer3 and we go after the other major source of their revenue, their TV content. So, if they’re listening and watching what we’re doing, you see them moving into wireless, right? So, they realize that sitting where they sit today is not a bad place. If you’re a cable guy, you look out 10 years, you’re very worried. So you have to start doing things because they know folks like us are going to put an incredible entertainment mobility broadband package together. What we can do with the Sprint combination really, really allows us to do something very, very competitive in that space. And there’s so many underserved places in the country where there’s no Comcast service, or whoever. Folks are struggling to get broadband connection. We’re going to go clean up a bunch of that too.

John Legere: So, big opportunity. I think one of the biggest, we should talk about this more, one of the biggest surprises in Washington and about our story has been when people look and see us targeting very specifically in-home broadband. And people starting to deal with the question of if we can cover 90% of the country with greater than 100 megabits of speed capability, what we’ve made very clear is, and we’re adding a tremendous amount of jobs in the plan, to enter that business and our plan in the planning period is to actually have 9.6 million in-home broadband customers, be the fourth biggest ISP in the country as a start, and 25% of those are expected to be in rural America. And so, that’s places where people don’t have coverage. This is not only one of the, you know, the pieces that I think Washington’s been very interested in seeing because it’s a hyper non-competitive market. … You can’t wake up now and say, we were only kidding when an alternative comes.

And if you look at the cable industry right now, their only thing that they’re hanging onto are their broadband subscribers. And I don’t think the world has sorted out yet with this kind of capability that we’re going to create. This is going to replace that, and it’s fascinating, and from a standpoint of cost savings to Americans, if you can all of a sudden give them a wireless service that stopped them from having to pay $80 a month.

So, this is a very exciting, and the answer is an emphatic yes, I don’t know if you want to add anything.

Mike Sievert: You know that half of Americans, half, have one or less broadband choices, true high-speed broadband choices at their home, either zero or one, I mean, that’s crazy, that’s the definition of uncompetitive. And for those one, most people aren’t happy with the company that’s serving them. So talk about a, if John says un-carrier’s a verb now, talk about a market that’s ready and primed to be un-carriered, it’s the cable industry. And there something that’s really unique in terms of our capabilities in the new T-Mobile. We have some aspirations stand alone, but in standalone, we have to reserve most of our capacity for our wireless growth. By the way, one last thing on this. There is a lot of potential for wireless itself, mobility to be a substitute for home broadband and that’s a big opportunity for our company as well, particularly if there’s an economic downturn. I mean, a lot of people aren’t going to be able to afford all these subscriptions and I can bet you one thing, they’re going to keep their mobile subscription and only T-Mobile’s network, not Verizon’s, not AT&T’s, will be capable of taking onboard all of their home’s needs if they go all mobile, and that’s a big opportunity for us as well, home broadband substitution.

* * *

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.